02005582

[UNITE]D STATES
[SECURITIES AND E]XCHANGE COMMISSION
[Washingto]n, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden
hours per response . . . 12.00

SEC FILE NUMBER
8-41042

RECD S.E.C.
FEB 06 2002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Canada Life of America Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6201 Powers Ferry Road, N.W.
(No. and Street)

Atlanta	Georgia	30339
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael O. Brown (404)303-8840
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name — *if individual, state last, first, middle name*)

600 Peachtree Street	Atlanta	Georgia	30308-2215
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael O. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Canada Life of America Financial Services, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Michael O Brown
Signature

Financial and Operations Principal
Title

Notary Public

Notary Public, Dekalb County, Georgia
My Commission Expires Oct. 15, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDITED REPORT
AND
INDEPENDENT AUDITORS' SUPPLEMENTARY
REPORT ON INTERNAL CONTROL

DECEMBER 31, 2001

CANADA LIFE OF AMERICA FINANCIAL SERVICES, INC.

6201 Powers Ferry Road, N.W.
Atlanta, Georgia 30339

Mark Jansen
President
(770) 953-1959


ERNST & YOUNG

Canada Life of America Financial Services, Inc.

Financial Statements and Schedules

Year Ended December 31, 2001

Contents

Ernst & Young
Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215
Phone: (404) 874-8300
www.ey.com

Report of Independent Auditors

Board of Directors
Canada Life of America Financial Services, Inc.

We have audited the accompanying statement of financial condition of **Canada Life of America Financial Services, Inc.** as of December 31, 2001 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Canada Life of America Financial Services, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Atlanta, Georgia
January 16, 2002

Canada Life of America Financial Services, Inc.

Statement of Financial Condition

	December 31, 2001
ASSETS	
Cash	$10,000
Total assets	$10,000
LIABILITIES AND STOCKHOLDER'S EQUITY	
Total liabilities	$ 0
Stockholder's equity:	
Capital stock (Note 3): Common stock, par value $1 per share Authorized 100,000 shares, Issued and outstanding 10,000 shares	$10,000
Total stockholder's equity	$10,000
Total liabilities and stockholder's equity	$10,000

See accompanying notes.

Canada Life of America Financial Services, Inc.

Statement of Income

	Year Ended December 31, 2001
Revenues:	
Fee income from affiliate (Note 4)	$16,502
Expenses:	
Regulatory fees and expenses	$16,502
Total expenses	$16,502
Net income	$ 0

See accompanying notes.

Canada Life of America Financial Services, Inc.

Statement of Changes in Stockholder's Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2001	$10,000	-	-	$10,000
Net income	-	-	-	-
Balance at December 31, 2001	$10,000	-	-	$10,000

See accompanying notes.

Canada Life of America Financial Services, Inc.

Statement of Cash Flows

	Year Ended December 31, 2001
OPERATING ACTIVITIES	
Net income	$ -
Net increase in cash	-
Cash, beginning of year	10,000
Cash, end of year	$10,000

See accompanying notes.

Canada Life of America Financial Services, Inc.

Notes to Financial Statements

December 31, 2001

1. Organization

Canada Life of America Financial Services, Inc. (the "Company") was incorporated on January 18, 1989 in the State of Georgia and is a wholly-owned subsidiary of Canada Life Insurance Company of America (the "Parent"). The Company commenced operations on March 3, 1989. The Company is registered under the Securities and Exchange Act of 1934, as a broker-dealer, and is also a member of the National Association of Securities Dealers, Inc.

2. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Capital Structure and Net Capital Requirements

The Company is authorized to issue 100,000 common shares at a par value of $1 per share. During the period from March 3, 1989 to December 31, 1989, the Parent acquired 10,000 shares at a price of $1 per share.

Because the Company is registered as a broker-dealer with the Securities and Exchange Commission, it is subject to the Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $10,000, which was $5,000 in excess of its required net capital of $5,000 and had no aggregate indebtedness.

The Company claims exemption from the provisions of the Securities and Exchange Commission's Consumer Protection-Reserves and Custody of Securities Rule (Rule 15c3-3) pursuant to Section (k)(1) of the Rule.

4. Related Party Transactions

The Company has entered into an agreement with the Parent whereby the Parent provides administrative services to the Company as required. The Company, in turn, facilitates the licensing of the Parent's agents and the agents of an affiliated entity, Canada Life Insurance Company of New York ("CLNY") with the appropriate regulatory authorities. The Parent reimburses the Company's operating expenses as fees for this service, which amounted to $16,502 for the year ended December 31, 2001. In addition during 2001, the Parent and its Ultimate Parent (The Canada Life Assurance Company) paid $0 and $6000 respectively, for external audit fees on behalf of the Company.

5. Income Taxes

The Company incurred no income tax expense or liability in 2001 because financial reporting and taxable income were both $0 and the tax basis of assets and liabilities is equal to the financial reporting basis.

Canada Life of America Financial Services, Inc.

Schedule I - Computation of Net Capital
Pursuant to Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2001

Computation of net capital:	
Total stockholder's equity (from Statement of Financial Condition)	$10,000
Net capital	$10,000
Total aggregate indebtedness (from Statement of Financial Condition)	$ 0
Computation of basic net capital requirement: net capital requirement (the greater of 6 2/3% of aggregate indebtedness or $5,000)	$ 5,000
Excess net capital	$ 5,000
Aggregate indebtedness	$ 0
Percent of aggregate indebtedness to net capital	0%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There were no material differences between the Computation of Net Capital pursuant to Rule 15c3-1 included in this report and the computations included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2001.

Canada Life of America Financial Services, Inc.

Schedule II - Information Pursuant to the Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2001

The Company claims an exemption from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(1) thereof.

ERNST & YOUNG

Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

Phone: (404) 874-8300
www.ey.com

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Canada Life of America Financial Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of **Canada Life of America Financial Services, Inc.** (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

Atlanta, Georgia
January 16, 2002